Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for each of the periods indicated (in thousands):

	Year Ended December 31,
	2012	2011	2010	2009	2008
Earnings:
Net income (loss)	$16,200	$(18,765)	$(22,898)	$(30,288)	$(43,907)
Fixed charges	620	828	805	934	1,636

Total Earnings	$16,820	$(17,937)	$(22,093)	$(29,354)	$(42,271)

Fixed Charges:
Interest expense	$7	$46	$6	$36	$789
Portion of rent expense representative of interest	613	782	799	898	847

Total Fixed Charges	$620	$828	$805	$934	$1,636

Ratio of Earnings to Fixed Charges(1)	27.1	—	—	—	—

(1)	For purposes of computing the ratio of earnings to fixed charges, earnings consist of net loss plus fixed charges. Fixed charges consist of interest expense, amortization of debt expense and discount or premium related to indebtedness, whether expensed or capitalized, and that portion of rental payments under operating leases we believe to be representative of interest. Earnings were insufficient to cover fixed charges by $18,765, $22,898, $30,288, and $43,907 for the years ended December 31, 2011, 2010, 2009 and 2008, respectively. Earnings for the year ended December 31, 2012 included recognition of $35.4 million of collaborative research and development revenue as a result of the termination of the Company’s agreements with Nycomed, Pfizer and Hospira. Excluding the recognition of $35.4 million of deferred revenue, earnings would have been insufficient to cover fixed charges by $19.2 million for the year ended December 31, 2012.